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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of October 2006

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
                 -----------------------------------------------
                 (Translation of registrant's name into English)

               Nile House, Nile Street, Brighton BN1 1HW, England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F [X]  Form 40-F [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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              FUTUREMEDIA LAUNCHES NEXT GENERATION LEARNING SERVICE
                     OVER 300 LEARNING TOPICS OFFERED ONLINE

          First employee benefit program to offer such a broad range of educational content online

    BRIGHTON, England, Oct. 2 /PRNewswire-FirstCall/ -- Futuremedia plc (Nasdaq: FMDAY) today announced the live launch of e-life(TM), its online educational video channel and learning community. The new proprietary software will enable personal advancement through the provision of e-learning content and online education to employees and their families as an employee benefit.

    Leonard M. Fertig, Chief Executive Officer of Futuremedia, said, "We are marrying media, technology and learning content in a way that has never been done before. This is a life-enhancing product that utilizes the speed and convenience of online digital technology to bring the most sought after educational content into the home. e-life(TM) will empower family members by enabling them to plan their continuing education through access to a portfolio of compelling learning material covering over 300 topics. e-life(TM) is the first employee benefit to offer such a huge range of education online. Companies are increasingly investing in human capital, and e-life(TM) meets this growing need by providing learning as a benefit to the UK's workforce. This is the next step in utilizing the web to enrich people's lives, it is like the 'iTunes of learning.'"

    e-life(TM) members will be able to build individual catalogues of learning courses in career skills, personal development and lifestyle, and manage their courses through Futuremedia's proprietary Learning Management System. There are more than 300 online educational topics currently available, including basic computing, family finance, garden design, information security for businesses, and DVD production. Content is continually being added, which will include free member courses as well as sponsored and pay-per-view education.

    Futuremedia is in discussions with several of the UK's largest employers and benefits organizations to include e-life(TM) in their benefits portfolio, in addition to the 43,000 households with whom a subscriber relationship was established through HCI. e-Life(TM) is expected to generate multiple income streams through corporate subscriptions, sponsorship, online advertising, e-commerce and pay-per-view courses, and the Company is also in discussions with resellers to include e-life(TM) in their offerings.

    About Futuremedia:

    Futuremedia is a Learning and Communications company providing learning, benefits and communications services to public and private sector organizations. The Futuremedia group of companies is comprised of Futuremedia plc, Open Training, ebc and Button. Backed by two decades of experience, the company's content and services offerings include learning consultancy, learning management systems, custom made learning programs and an extensive library of published courseware titles. Futuremedia is recognized as a pioneer and leader in the development and delivery of a range of fully managed, outsourced employee benefit programs for large organizations. In addition, Button has 35 years of experience in providing brand communications services to large international organizations. For more information, visit www.futuremedia.co.uk.

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    "Safe Harbor" Statement under Section 21E of the Securities Exchange Act of 1934: This press release contains forward-looking statements related to future results and speaks only of Futuremedia's expectations as of the date hereof. Such statements include expectations regarding: the expected benefits from new products; the expected benefits and success of operations in new markets; the expected benefits of expanding the sales operations of group companies into new geographical markets; the expected benefits of acquisitions; the expected benefits of financing arrangements; and the Company's future financial condition and performance. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include: risks associated with the Company's ability to develop and successfully market new services and products such as the service discussed in this release (including the risk that such products may not be accepted in the market), risks relating to operations in new markets (including the risk that such operations may not deliver anticipated revenue or profits); risks associated with acquisitions (including the risk that such acquisitions may not deliver the benefits expected by management and risks associated with integration of acquisitions generally); risks that financing arrangements could result in substantial dilution to shareholders because of subscription prices below the current market value of the Company's ADSs or other factors; risks relating to the Company's ability to operate profitably in the future; risks associated with rapid growth; the Company's ability to successfully develop its business in new geographic markets; the early stage of the e-learning market; rapid technological change and competition; and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

SOURCE  Futuremedia plc
    -0-                             10/02/2006
    /CONTACT: US - Mike Smargiassi or Corey Kinger, Brainerd Communicators, Inc., +1-212-986 6667, ir@futuremedia.co.uk; UK - Gerry Buckland,
+44-7919-564126, info_db@mac.com /
    /Web site:  http://www.futuremedia.co.uk /
    (FMDAY)

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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              FUTUREMEDIA PLC,
                                              an English public limited company


                                              By:  /s/ Leonard Fertig
                                                   -----------------------------
                                                   Leonard Fertig
                                                   Chief Executive Officer

Date:  October 2, 2006

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